Filed by: Enel Chile S.A. (Commission File No. 001-37723)

pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended

Subject Company: Enel Generación Chile S.A. (Commission File No. 001-13240)

Form F-4 Registration No. 333-221156

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 001-37723

Enel Chile S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

The information is being filed on Form 6-K in connection with a proposed corporate reorganization of Enel Chile S.A. (“Enel Chile”), which includes (i) a tender offer by Enel Chile of all of the outstanding all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including in the form of American Depositary Shares, that are not currently owned by Enel Chile and its affiliates (the “Tender Offer”), a (ii) a capital increase by Enel Chile in connection with the Tender Offer, and (iii) a merger of Enel Green Power Latin América S.A. (“EGPL”) with and into Enel Chile.

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed Tender Offer. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information For Investors and Security Holders

The Tender Offer described herein has not yet commenced. If the Tender Offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed Tender Offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed Tender Offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed Tender Offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors. The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF ENEL GENERACIÓN ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER TENDER OFFER MATERIALS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE FULL DETAILS OF THE TENDER OFFER.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-223044) of Enel Chile S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit

8.1	Tax opinion of Rodrigo de la Fuente, an Attorney of Enel Chile S.A.

8.2	Tax opinion of Winston & Strawn LLP.

23.1	Consent of Rodrigo de la Fuente, an Attorney of Enel Chile S.A., contained in his opinion filed as Exhibit 8.1.

23.2	Consent of Winston & Strawn LLP, contained in its opinion filed as Exhibit 8.2.

99.1	Form of Exercise Notice (Free English translation).

99.2	Form of Subscription Agreement (Free English translation).

99.3	Press release of Enel Chile S.A. dated February 15, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By:	/s/ Nicola Cotugno
Name: Nicola Cotugno
Title: Chief Executive Officer

Date: February 15, 2018

Exhibit 8.1

ENEL CHILE S.A.

Santa Rosa 76

Santiago, Chile

February 15, 2018

Enel Chile S.A.

Santa Rosa 76

Santiago, Chile

Ladies and Gentlemen:

I am an Attorney of Enel Chile S.A., a publicly held stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile (the “Company”), and have acted as Chilean tax counsel to the Company in connection with the prospectus supplement dated the date hereof (the “Prospectus Supplement”) to the prospectus dated the date hereof (the “Prospectus”) that is part of the Registration Statement on Form F-3 (Registration No. 333-223044) filed by the Company under the Securities Act of 1933, as amended (as amended or supplemented through the date hereof, the “Registration Statement”), for the registration of the offer and sale from time to time of the Company’s common stock, without par value, and rights to subscribe for shares of common stock through a preemptive rights offering.

I hereby confirm that the statements with regard to Chilean tax law in the Prospectus Supplement under the caption “Taxation—Material Chilean Tax Consequences” are my opinion and constitute a fair and accurate summary of the matters set forth therein in all material respects, subject to the qualifications, limitations and assumptions set forth in the Prospectus Supplement.

This opinion letter speaks only as of the date hereof. Accordingly, any person relying on this opinion letter at any time after the date of this opinion letter should seek advice of its counsel as to the proper application of this opinion letter at such time.

I express no opinion with respect to the transactions referred to herein or in the Prospectus Supplement, the Prospectus, or the Registration Statement other than as expressly set forth herein, nor do I express any opinion herein concerning any law other than the tax laws of the Republic of Chile in force and as interpreted at the date of this opinion. I have not, for purposes of this opinion, made any investigation of the laws, rules or regulations of any other jurisdiction.

I hereby consent to the filing with the U.S. Securities and Exchange Commission of this opinion as an exhibit to the Registration Statement, and to the references made to me under the caption “Legal Matters” in the Prospectus Supplement. In giving such consent, I do not thereby admit that I am an expert with respect to any part of the Prospectus Supplement, the Prospectus, or the Registration Statement, including this exhibit, within the meaning of the term “expert” as used in the Securities Act of 1933, as amended.

[Signature Page Follows]

Very truly yours,

/s/ Rodrigo De la Fuente
Rodrigo De la Fuente
Attorney
Enel Chile S.A.

Exhibit 8.2

February 15, 2018

Enel Chile S.A.

Santa Rosa 76

Santiago, Chile

Ladies and Gentlemen:

Enel Chile S.A., a publicly held stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile (the “Company”), has filed a prospectus supplement dated the date hereof (the “Prospectus Supplement”) to the prospectus dated the date hereof (the “Prospectus”) that is part of the Registration Statement on Form F-3 (Registration No. 333-223044) filed by the Company under the Securities Act of 1933, as amended (as amended or supplemented through the date hereof, the “Registration Statement”), for the registration of the offer and sale from time to time of the Company’s common stock, without par value, and rights to subscribe for shares of common stock through a preemptive rights offering (the “Rights Offering”).

It is understood that the opinions set forth below are to be used only in connection with the Rights Offering. This opinion may not be relied upon by you for any other purpose.

This opinion is based upon the assumption, with your permission, that each and all of the statements contained in the Prospectus Supplement, Prospectus and the Registration Statement are true, correct and complete in all regards. We have not made an independent investigation or audit of any factual matter set forth in the Prospectus Supplement, Prospectus or the Registration Statement. In addition, in rendering this opinion we have assumed the truth and accuracy of all representations and statements made to us which are qualified as to knowledge or belief, without regard to such qualification.

Our opinion relates only to the U.S. federal income tax matters addressed herein, and we express no opinion with respect to any other federal laws or any non-U.S. laws, the laws of any state or any other jurisdiction or as to any matters of municipal law or the laws of any other local agencies within any state. We hereby confirm that all statements of legal conclusions contained in the discussion in the Prospectus Supplement under the caption “Material U.S. Federal Income Tax Consequences,” insofar as such statements purport to constitute summaries of U.S. federal income tax law and regulations or legal conclusions with respect thereto, constitute the opinion of Winston & Strawn LLP with respect to the material U.S. federal income tax matters set forth therein as of the effective date of the Prospectus Supplement, subject to the assumptions, qualifications, and limitations set forth therein and excepting the representations and statements of fact of the Company included in the discussion, as to which we express no opinion.

This opinion letter is limited to the matters set forth herein, and no opinions are intended to be implied or may be inferred beyond those expressly stated herein. Our opinion is rendered as of the date hereof and we assume no obligation to update or supplement this opinion or any matter related to this opinion to reflect any change of fact, circumstances, or law after the date hereof. This opinion is based on current provisions of the Internal Revenue Code of 1986, as amended, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. Any variation or difference in the facts from those set forth in the representations and statements described above, including the Prospectus Supplement, Prospectus, or the Registration Statement, may affect the conclusions stated herein. In addition, our opinion is based on the assumption that the matter will be properly presented to the applicable court.

Furthermore, our opinion is not binding on the Internal Revenue Service or a court. In addition, we must note that our opinion represents merely our best legal judgment on the matters presented and that others may disagree with our conclusion. There can be no assurance that the Internal Revenue Service will not take a contrary position or that a court would agree with our opinion if litigated.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the references made to us under the caption “Legal Matters” in the Prospectus Supplement and for no other purpose. Except for such use, this opinion may not be quoted, circulated or published, in whole or in part, or otherwise referred to, filed with or furnished to any other person or entity, without our express prior written authorization. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations thereunder.

Very truly yours,

/s/ Winston & Strawn LLP

Exhibit 99.1

FREE ENGLISH TRANSLATION

DCV REGISTROS S.A.

Page N° :

Date       :

ENEL CHILE S.A.

CERTIFICATE OF SHARES SUBSCRIPTION

SHAREHOLDER’S NAME	:

TAXPAYER NUMBER	:

DATE	:

SHARES TO BE SUBSCRIBED	PRICE PER SHARE	TOTAL PRICE TO BE PAID
	$82.-	$

PAYMENT METHOD	:	CASH	☐	CHECK	☐	BANK	Account Number.

DELIVERY OF THE SUBSCRIPTION AGREEMENT:

☐	AT DCV REGISTROS’ OFFICE

☐	MAIL

SUSBCRIBER	ENEL CHILE

The Subscription Agreement will be delivered to the shareholder once the corresponding shares are paid for, which may only be done from the first business day of the month following the date in which the Company publishes the notice of results under section 212 of the Securities Market Act, Law 18,045, declaring that the Tender Offer over Enel Generación S.A. was successful. The Subscription Agreement will become effective on the date it is delivered to the shareholder along with the shares subscribed. For this purpose, the shareholder hereby empowers and authorizes Enel Chile S.A.’s representatives to fill in the date of the Subscription Agreement, pursuant the aforementioned provision, so that the Subscription Agreement will be effective, and deemed to be legally executed, only after such date.

NOTE: THIS CERTIFICATE DOES NOT REPLACE THE SUBSCRIPTION AGREEMENT.

Exhibit 99.2

FREE ENGLISH TRANSLATION

ENEL CHILE S.A.

Publicly Listed Stock Company

CMF Registry of Securities Number 1139

SUBSCRIPTION AND PAYMENT AGREEMENT

Santiago, Chile, at                     , 2018, between ENEL CHILE S.A. (the “Company”), represented by its CEO Mr. Nicola Cotugno, foreign citizen, both domiciled for these purposes at Santa Rosa 76, Piso 17, city and borough of Santiago, Región Metropolitana, Chile (the “Company”) on the one part, and                                         , taxpayer number                     , domiciled for these purposes at                                          (the “Subscriber”), have agreed to the following Subscription Agreement:

FIRST: Through an extraordinary shareholders’ meeting of the Company held on December 20, 2017, which minutes were conveyed in a public deed dated December 28, 2017, in the Santiago Notary Public of Mr. Iván Torrealba Acevedo, it was agreed, among other matters, to carry out a capital increase of 820,000,000,000 Chilean pesos through the issuance of 10,000,000,000 ordinary, nominative shares of the same series, without par value.

SECOND: On February 7, 2018, the Financial Market Commission (“CMF”) registered in the Registry of Securities under No. 1064, the aforementioned 10,000,000,000 ordinary, nominative shares, all of the same series, without par value, for a total amount of $820,000,000,000 Chilean pesos, in connection with the capital increase abovementioned. The term for the issuance, subscription and payment of these shares expires on December 31, 2018.

THIRD: By means of this document, the Subscriber subscribes for              shares of the Company at a price of Ch$82 per share, corresponding to the Subscriber’s preemptive rights and/or to the preemptive rights that were assigned to the Subscriber and are duly registered in the Company’s Registry. Therefore, the total price for the subscription of the shares is Ch$            , amount that is paid in full.

In the event the Subscriber pays for the shares with check or bank check, these documents shall be dated as of the same date of the payment. If the Subscriber pays the shares by any of these payment methods, this agreement shall be conditional to the effective payment made by the bank in connection with such check or bank check, as applicable. If the condition is not met, this agreement shall be terminated ipso facto.

This shares subscription is paid in full by [please indicate if the payment is in cash, check or bank check, and in these last two cases, please identify the respective document]                                         .

FOURTH: The certificates corresponding to the shares subscribed for pursuant this agreement, will be available for the Subscriber at the offices of DCV REGISTROS S.A., located at Huérfanos No. 770, Floor 22, Santiago, Chile, as indicated by the Subscriber in the next paragraph (in case of omission, option 2 will be deemed to be elected).

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1.	☐ That the Company issues the shares in certificate of form within 10 business days from the date of this agreement.

2.	☐ That the Company does not issue the shares in certificate of form and registers the shares in the Shareholders’ Registry, subject to the right of the shareholder to request the issuance of the shares certificate at any time in the future.

This note is transcribed pursuant regulation number 1816, dated October 26, 2006, of the Superintendence of Securities and Insurance (now the CMF).

FIFTH: For purposes of this agreement, the parties have identified their domicile in the city and borough of Santiago, Chile, and explicitly accept the jurisdiction of its ordinary courts of justice.

Subscriber	CEO ENEL Chile S.A.

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Exhibit 99.3

ENEL CHILE ANNOUNCES LAUNCH OF ITS RIGHT OFFERING FOR

CAPITAL INCREASE AS PART OF REORGANIZATION

SANTIAGO, CHILE, February 15, 2018 — ENEL CHILE S.A. (NYSE: ENIC) today announced the launch of the preemptive rights offering in connection with the capital increase approved by the company’s shareholders on December 20, 2017, as part of a proposed corporate reorganization of Enel Chile (the “Reorganization”). The Reorganization includes (i) a tender offer by Enel Chile for all of the outstanding shares of common stock of Enel Generación Chile S.A. (“Enel Generación”), including in the form of American Depositary Shares (“ADSs”), that are not owned by Enel Chile and its affiliates (the “Tender Offer”), (ii) a capital increase by Enel Chile in connection with the Tender Offer and (iii) a merger of Enel Green Power Latin América S.A. (“EGPL”) with and into Enel Chile. Pursuant to the capital increase related to the Tender Offer, the company is authorized to issue 10,000,000,000 new shares, which are subject to the preemptive rights offering and are to be offered for cash at a price of Ch$82 per share.

Each share of Enel Chile common stock held of record on February 9, 2018 will entitle its holder to receive one transferable right to subscribe for 0.20370 shares of common stock. Five rights are required to subscribe for one new share at a subscription price of Ch$82 per new share. Enel Chile will accept subscriptions for whole shares only and will not issue fractional shares or cash in lieu of fractional shares. The 30-day exercise period for the rights begins on February 15, 2018 and will end on March 16, 2018.

Holders of Enel Chile ADSs will not be distributed rights to subscribe for new shares of common stock or new ADSs or have any right to instruct Citibank, N.A., as depositary, to subscribe on their behalf. The rights with respect to shares of Enel Chile common stock represented by ADSs will be issued to the depositary. Holders of ADSs who want to exercise or sell the rights corresponding to the shares of common stock underlying such ADSs, must surrender their ADSs to the depositary prior to 4:00 p.m. (New York City time) on March 7, 2018 and instruct the depositary to deliver both the underlying shares of common stock and the rights to a securities brokerage account in Chile specified by the holder.

The rights offering will not be effective if any of the following events occur: (i) Enel Chile has not published a notice of the results of the Tender Offer on or before December 31, 2018 or (ii) Enel Chile has published a notice of the results of the Tender Offer indicating that the Tender Offer expired or was not successful.

The shares of Enel Chile common stock to be offered in the rights offering have been registered in Chile with the Financial Market Commission (formerly known as the Superintendencia de Valores y Seguros), or the CMF. A registration statement on Form F-3 relating to these securities offered in the United States in the rights offering and a prospectus supplement to the prospectus contained in such registration statement have been filed with the U.S. Securities and Exchange Commission (the “SEC”).

No Offer or Solicitations

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and does not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

No offering of securities in the United States with respect to the Tender Offer shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

Important Information For Investors and Security Holders

The Tender Offer described herein has not yet commenced. If the Tender Offer is commenced, tender offer materials will be made available and filed with the SEC in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed Tender Offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed Tender Offer. The information contained in the preliminary prospectus is not complete and may be changed. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed Tender Offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors. The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF ENEL GENERACIÓN ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER TENDER OFFER MATERIALS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE FULL DETAILS OF THE TENDER OFFER.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

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Forward-Looking Statements

This press release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding the intent, belief or current expectations of Enel Chile and its management with respect to, among other things: (1) the Reorganization, including the Tender Offer, the capital increase and the related rights offering, and the merger with EGPL; (2) any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and (3) any statement that is not a historical fact. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include, but are not limited to, the following: (1) Enel Chile may fail to realize the business growth opportunities, revenue benefits, cost savings and other benefits anticipated from the proposed Reorganization described herein;(2) Enel Chile may incur unanticipated costs associated with the proposed Reorganization;(3) potential integration of Enel Chile and EGPL may be difficult and expensive; (4) Enel Chile, following the consummation of the proposed Reorganization, may not be able to retain key employees or efficiently manage the larger and broader organization, which could negatively affect its operations and financial condition; (5) the proposed Reorganization may be delayed or may not be consummated, negatively affecting the market price of Enel Chile’s stock; and (6) the other risk factors discussed in Enel Chile’s Annual Report on Form 20-F for the year ended December 31, 2016, under the heading “Item 3.D. Risk Factors.” There can be no assurance that the proposed Reorganization, including the capital increase and the related preemptive rights offering or any other transaction described in this press release, will in fact be consummated in the manner described or at all. These forward-looking statements are made only as of the date hereof. Enel Chile undertakes no obligation to update these forward-looking statements, except as required by law.

Contact Information

For further information, please contact:

Investor Relations Department

e-mail: ir.enelchile@enel.com

Phone: +56 22353 4682

Address: Santa Rosa 76, Santiago, Chile

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